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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*

                          Petroleum Helicopters, Inc.
                                (Name of Issuer)

                      Voting Common Stock, $.10 par value
                         (Title of Class of Securities)

                                 716604  10  3
                                 (CUSIP Number)

                                Carroll W. Suggs
                          Petroleum Helicopters, Inc.
                        2121 Airline Highway, Suite 400
                            Metairie, LA 70001-5979
                                 (504) 828-3323
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               November 26, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                 SCHEDULE 13D/A

CUSIP NO. 716604 10 3



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Carroll W. Suggs       Social Security Number: ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      N/A
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      U.S.A.
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,444,260 shares of Voting Common Stock
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,444,260 shares of Voting Common Stock
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,444,260 shares of Voting Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      51.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN, OO (Managing Member of Limited Liability Company)
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                 SCHEDULE 13D/A

ITEM 1.   SECURITY AND ISSUER

         Item 1(a)        Title of Class of Securities:
                          Voting Common Stock, par value $.10 per share ("Voting Common Stock")

         Item 1(b)        Name and Address of Issuer's Principal Executive
                          Office:
                          2121 Airline Highway
                          Suite 400
                          Metairie, Louisiana 70001-5979

ITEM 2.   IDENTITY AND BACKGROUND

         Item 2(a)        Name of Reporting Person:
                          Carroll W. Suggs

         Item 2(b)        Address of Business:
                          Petroleum Helicopters, Inc.
                          2121 Airline Highway
                          Suite 400
                          Metairie, Louisiana 70001-5979

         Item 2(c)        Employment Information:
                          Ms. Suggs serves as the Chairman of the Board of Directors, President, and Chief Executive Officer of Petroleum Helicopters, Inc. whose business address is 2121 Airline Highway, Suite 400, Metairie, Louisiana 70001-5979.

         Item 2(d) During the last five years, Ms. Suggs has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Item 2(e) During the last five years, Ms. Suggs has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 2(f)        Citizenship:
                          Ms. Suggs is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION

                 Not applicable.





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ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

         Item 5(a)        Amount of Shares Beneficially Owned:
                          Ms. Suggs is the beneficial owner of 1,444,260 shares of Voting Common Stock, representing approximately 51.2% of the outstanding shares of the Voting Common Stock of Petroleum Helicopters, Inc. Of those 1,444,260 shares, she has the right to acquire 20,480 shares pursuant to vested options which became exercisable on July 31, 1996 and July 31, 1997.

         Item 5(b) Number of Shares as to which the Reporting Person has:
                          (i) sole power to vote or to direct the vote:
                          1,444,260 shares of Voting Common Stock
                          (ii) shared power to vote or to direct the vote: 0
                          (iii) sole power to dispose or to direct the disposition of : 1,444,260 shares of Voting Common Stock
                          (iv) shared power to dispose or to direct the disposition of: 0

         Item 5(c)        Transactions:
                          Pursuant to the Operating Agreement of the Suggs Family Funds, L.L.C. (the "Operating Agreement") dated as of November 26, 1997, Ms. Suggs and her three children transferred a total of 1,423,780 shares of Voting Common Stock to the Suggs Family Fund, L.L.C. (the "L.L.C.") in the stated capacities:
                          Ms. Suggs transferred an aggregate of 652,426 shares individually, an aggregate of 447,673 shares as trustee, income, and principal beneficiary of certain testamentary trusts, and an aggregate of 273,096 shares as trustee and income beneficiary of certain testamentary trusts for the benefit of her children. Her children, Carroll Wilson Suggs, Robert Leslie Suggs, Jr., and Frank Alfred Suggs, transferred 20,127 shares, 17,089 shares, and 13,369 shares, respectively and individually. As sole Managing Member of the L.L.C., Ms. Suggs has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of any and all shares of Petroleum Helicopters, Inc. transferred to the L.L.C. by her and her children pursuant to the Operating Agreement.

         Item 5(d) Other party with right to receive or direct receipt of dividends or proceeds:
                          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,444,260 shares of Voting Common Stock.

         Item 5(e) Date Reporting Person Ceases to beneficially own more than 5% of shares:
                          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On May 31, 1995, Ms. Suggs and Petroleum Helicopters, Inc. entered into a Non-Qualified Stock Option Agreement Under the Petroleum Helicopters, Inc. 1995 Incentive Compensation Plan. The agreement grants Ms. Suggs the options to acquire up to 23,200 shares of Voting Common





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Stock at an exercise price of $9.75 per share.  On July 31, 1996, the
Compensation Committee of the Board of Directors of Petroleum Helicopters, Inc. determined that the options would vest with respect to a total of 20,480 shares of Voting Common Stock and that Ms. Suggs was entitled to exercise 50% of the vested portion on July 31, 1996 and the remaining 50% on July 31, 1997. The options expire on May 31, 2005. To date, Ms. Suggs has not exercised any of these options.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ CARROLL W. SUGGS
                                        --------------------------------
                                        Carroll W. Suggs


Dated: December 8, 1997